SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Schedule 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Amendment No. __)

SEACOR Holdings Inc.

(Name of Subject Company)

T. Rowe Price Associates, Inc.

(Name of Person Filing Statement)

Common Stock, Par Value $.01 Per Share

(Title of Class of Securities)

811904101

(CUSIP Number of Class of Securities)

David Oestreicher

Vice President

100 East Pratt Street

Baltimore, Maryland 21202

(410) 345-2000

(Name, Address and Telephone Number of Person Authorized to Receive

Notice and Communications on Behalf of the Person Filing Statement)

 Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

ITEM 1.	SUBJECT COMPANY INFORMATION.

Name and Address

The name of the subject company is SEACOR Holdings Inc., a Delaware corporation (the “Company”), the address of the principal executive office of the Company is 2200 Eller Drive, P.O. Box 13038, Fort Lauderdale, Florida 33316, and its telephone number at such address is (954) 523-2200.

Class of Securities

The title of the class of equity securities to which this Schedule 14D-9 relates is the common shares, par value $0.01 per share of the Company (the “Shares”, each a “Share”, and the holders of such Shares, “Shareholders”). As of December 16, 2020, 20,372,799 shares of Common Stock were issued and outstanding.

ITEM 2.	IDENTITY AND BACKGROUND OF FILING PERSON.

Name and Address of Person Filing this Statement

This statement is being filed by T. Rowe Price Associates, Inc., a Maryland corporation (the “Adviser”), with its principal business office being located at 100 East Pratt Street, Baltimore, Maryland 21202. The Adviser is an investment adviser registered under the Investment Advisers Act of 1940, as amended. The Adviser serves as investment adviser to investment companies registered under the Investment Company Act of 1940, as amended, as well as to individually managed accounts for institutional and other clients (together “Advisory Clients”).

Tender Offer

This Statement relates to the tender offer by Safari Merger Subsidiary, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Safari Parent, Inc., a Delaware corporation (“Parent”), to purchase all outstanding Shares. Parent is controlled by an affiliate of American Industrial Partners Capital Fund VII, L.P. (“AIP Fund VII”). Purchaser is offering to purchase, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 18, 2020 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal,” which, together with the Offer to Purchase, constitute the “Offer”) all of the outstanding shares of Common Stock that the Purchaser does not already own for $41.50 per share (the “Offer Price”), net to the seller in cash, without interest, subject to applicable withholding taxes.

Purchaser filed a Tender Offer Statement on Schedule TO (as it may be amended or supplemented from time to time, the “Schedule TO”) with the U.S. Securities and Exchange Commission (the “SEC”) on December 18, 2020 and subsequent amendments. The Offer is being made in connection with the Agreement and Plan of Merger, dated as of December 4, 2020 (together with any amendments or supplements thereto, the “Merger Agreement”), among the Company, Parent and Purchaser, pursuant to which, as soon as practicable following (but in any event on the same date as) the completion of the Offer and the satisfaction or waiver of certain conditions, Purchaser will merge with and into the Company pursuant to Section 251(h) of the Delaware General Corporation Law, as amended (the “DGCL”), and the Company will be the surviving corporation and become a wholly owned subsidiary of Parent, without a vote of the Company’s stockholders (such corporation, the “Surviving Corporation,” and such merger, the “Merger”). Upon the terms and subject to the prior satisfaction or waiver of the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment), Purchaser will, after the expiration of the Offer, irrevocably accept for payment and pay for all Shares validly tendered (and not validly withdrawn) prior to the expiration of the Offer in accordance with the procedures set forth in the Offer to Purchase. The Offer will initially expire at one minute after 11:59 p.m. Eastern Time on January 21, 2021 (the “Expiration Date”), unless Purchaser has extended the Offer in accordance with the terms of the Merger Agreement, in which event the “Expiration Date” will mean the date to which the initial expiration date of the Offer is so extended. The time at which Purchaser accepts for payment Shares tendered in the Offer is referred to as the “Offer Acceptance Time.”

The Schedule TO states that the principal executive office of the Purchaser is located at c/o American Industrial Partners, 450 Lexington Avenue, 40th Floor, New York, NY, 10017, and its telephone number at such address is (212) 916-8171.

ITEM 3.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

Not applicable.

ITEM 4.	THE SOLICITATION OR RECOMMENDATION

The Adviser sent a letter (the “Letter) to the Company’s Board of Directors on January 13, 2021, outlining its concerns about the consideration offered in this transaction. A copy of the Letter is included as Exhibit 1 to this Schedule 14D-9 and is incorporated herein by reference. The Adviser does not currently intend to tender any of the Shares it beneficially owns pursuant to the Tender Offer.

ITEM 5.	PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

Not applicable.

ITEM 6.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

This Statement relates to Shares held on behalf of Advisory Clients managed by the Adviser, constituting approximately 14.6% of the issued and outstanding Shares. The percentages used in this Statement are calculated based upon 20,372,799 shares of Common Stock reported to be outstanding as of December 16, 2020, as reported in the Schedule TO.

The following sets forth a summary of all transactions in the Shares effected by the Adviser in the past sixty days on behalf of its Advisory Clients. All such transactions were effected in the open market through a broker and all prices per share exclude commissions. The Amount of Securities Involved (Number 3) reflects the net Shares purchased/sold on a particular date. The Price Per Share (Number 4) is a weighted average price. These Shares were purchased/sold in multiple transactions. The Adviser will undertake to provide to the staff of the SEC, upon request, full information regarding the number of Shares purchased/sold at each separate price.

(1)       1. Advisory Clients

2. November 20, 2020

3. 26,980 shares

4. $35.208 per share

5. Purchases on NYSE

(2)       1. Advisory Clients

2. November 23, 2020

3. 18,644 shares

4. $36.209 per share

5. Purchase on NYSE

(3)       1. Advisory Clients

2. December 7, 2020

3. 471,759 shares

4. $41.767 per share

5. Purchases on NYSE

(4)        1. Advisory Clients

2. December 8, 2020

3. 242,900 shares

4. $41.838 per share

       5. Purchases on NYSE

(5)       1. Advisory Clients

2. December 9, 2020

3. 113,525 shares

4. $41.855 per share

5. Purchases on NYSE

(6)       1. Advisory Clients

2. December 10, 2020

3. 110,131 shares

4. $41.987 per share

5. Purchases and Sale on NYSE

(7)       1. Advisory Clients

2. December 11, 2020

3. 15,983 shares

4. $41.996 per share

5. Purchases on NYSE

(8)       1. Advisory Clients

2. December 15, 2020

3. 18,822 shares

4. $41.939 per share

5. Purchases on NYSE

(9)       1. Advisory Clients

2. December 16, 2020

3. 25,275 shares

4. $41.689 per share

5. Purchases on NYSE

(10)       1. Advisory Clients

2. December 18, 2020

3. 100 shares

4. $41.410 per share

5. Sale on NYSE

(11)       1. Advisory Clients

2. December 21, 2020

3. 919 shares

4. $41.460 per share

5. Purchase on NYSE

(12)       1. Advisory Clients

2. January 4, 2021

3. (776) shares

4. $41.503 per share

5. Purchase and Sale on NYSE

(13)       1. Advisory Clients

2. January 5, 2021

3. 12,519 shares

4. $41.470 per share

5. Sale on NYSE

(14)       1. Advisory Clients

2. January 6, 2021

3. 43,483 shares

4. $41.414 per share

5. Sales on NYSE

(15)       1. Advisory Clients

2. January 8, 2021

3. 28,054 shares

4. $41.510 per share

5. Purchase on NYSE

ITEM 7.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

Not applicable.

ITEM 8.	ADDITIONAL INFORMATION.

Not applicable.

ITEM 9.	EXHIBITS.

Exhibit No. Description

1	Letter, dated January 11, 2021, from T. Rowe Price Associates, Inc. delivered January 13, 2021 to the Board of Directors of SEACOR Holdings Inc.

SIGNATURE

After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

T. Rowe Price Associates, Inc.

By: /s/ David Oestreicher

Name: David Oestreicher

Title: Vice President

Dated: January 13, 2021